EMAILED MATERIALS



Why Board Change Is Needed at Phillips 66

Dear Fellow Phillips 66 Shareholder:

We are writing to you as fellow investors in Phillips 66 (NYSE: PSX) (the "Company"), an energy conglomerate that is falling well short of its potential and is in urgent need of a new direction.

We believe that with resolute and decisive action, Phillips 66 is primed to deliver far greater returns for its shareholders than it has over the past decade. The purpose of this letter is to seek your support for an upgraded Board of Directors that is committed to achieving the performance that shareholders demand and deserve. Your vote on the enclosed **Gold Card** will set in motion a clear plan to improve Phillips 66's operating performance, strengthen Board accountability and increase the value of your investment.

We at Elliott Investment Management L.P. (together with its affiliates, "Elliott") manage funds that hold a stake of more than $2.5 billion in Phillips 66, making us one of the Company's largest investors. Founded in 1977, Elliott specializes not just in identifying value, but in helping to create it – by urging companies to shake off corporate complacency, adopt better practices and capitalize on their best opportunities. When the situation demands it, we advocate for new leadership to ensure that the companies in which we invest are serving the best interests of their shareholders.

Unfortunately, Phillips 66's current leaders have shown a frustrating unwillingness to prioritize shareholder value. They have resisted proposals to improve accountability, and they have declined to fully implement the changes necessary to recover from their long-term underperformance. Instead, Phillips 66 has deployed self-interested and counterproductive defensive maneuvers that serve only to entrench current leadership, while continuing to miss targets and generate disappointing results. A comparison of Phillips 66's performance to that of its industry peers shows just how far the Company has fallen behind. **Consider that over the past decade, Phillips 66 shares have managed to underperform Valero Energy ("Valero") and Marathon Petroleum ("Marathon"), its closest peers, by -138% and -188%, respectively.**[1]

Click to read more about how you can improve the value of your investment in Phillips 66

[1] Total Shareholder Return per Bloomberg, ending on 2/7/25.

   

